June 21, 2013

Via Federal Express and EDGAR

Ms. Jessica Barberich

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Brookfield Canada Office Properties
Form 40-F for the year ended December 31, 2012
Filed on March 21, 2013
File No. 001-35391

Dear Ms. Barberich:

Thank you for your letter dated June 7, 2013 and your comments contained therein (the “Comment Letter”). In my capacity as Chief Financial Officer of Brookfield Canada Office Properties (the “Trust”), I am replying to the comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Comment Letter on behalf of the Trust.

The Trust responds to your comments (which we have repeated below) as follows:

Form 40-F FOR THE YEAR ENDED DECEMBER 31, 2012

Exhibit 99.2

General

1.	We note your statement on the first page that your unit-holders realized a 25% total return on investment over the course of the year. In future Exchange Act reports, please revise to explain specifically how you calculate total return on investment and, as applicable, how fair value gains impact this calculation.

Response

The Trust acknowledges the Staff’s comments and in future filings the Trust will add a footnote to explain the calculation of total return on investment which will include the following two categories of return: income and capital appreciation and how fair value gains impact this calculation.

2.	We note your disclosure on page 18 that leasing activity is the principal contributor to change in same-property net operating income. In future Exchange Act reports, please revise your disclosure to more specifically discuss the period to period changes in same store performance. Within this revised disclosure, please provide occupancy and in-place net rents on a same store basis and discuss the relative impact of occupancy and rent rate changes. Also, in future Exchange Act reports, please disclose how you determine your same store pool.
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Response

The Trust advises the Staff that it defines its same property pool as consisting of those properties that were owned by the Trust during both reporting periods included in the applicable periodic report. In future filings, beginning with the Trust’s interim report for the quarter ended June 30, 2013, the Trust will disclose how it defines its same property pool, provide a more robust same store analysis discussing period to period changes and provide a reconciliation between same store performance and net operating income should there be differences between the two measures. The Trust also will disclose its historical occupancy rates and average in-place net rents on a same property basis similar to the table below.

	Three months ended Mar. 31
(Millions)	2013	2012
Commercial property net operating income – same property	$68.1	$65.9
Lease termination and other income	0.7	0.1
Total	$68.8	$66.0

	Three months ended Mar. 31
	2013	2012
Same property average in-place net rent	$27	$26
Same property occupancy	96.6%	96.8%

Financial Highlights

3.	Table of financial highlights at the beginning of your exhibit appears to be duplicative and includes non-IFRS measures not accompanied by explanations of these measures. We also note that the same information is already provided and described on page 5. Please revise in future filings.

Response

While the Trust considers the Unitholder Letter as a separate document from the Management’s Discussion and Analysis of Financial Results (the “MD&A”), we understand how the information could be considered duplicative by unitholders. In future filings, the Trust will separate the Unitholder letter from the MD&A upon filing the 40-F.

Management’s Discussion and Analysis of Financial Results, page 4

4.	We note that commercial property net operating income, funds from operations, and adjusted funds from operations do not have any standardized meaning prescribed by IFRS. We also note that you have integrated your discussion of these measures within your operating results on an IFRS basis. In order not to give the non-IFRS measures undue prominence, please revise in future filings to present and discuss the non-IFRS values separately and after your discussion of operating results based on your IFRS financial statements.

Response

The Trust acknowledges the Staff’s comments and in future filings, beginning with the Trust’s interim report for the quarter ended June 30, 2013, will revise its presentation to present and discuss the non-IFRS measures separately and after the Trust’s discussion of operating results based on its IFRS financial statements. In future filings, the Trust will revise the disclosure set forth on page 4 of the MD&A similar to the example provided below:

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We included our discussion of operating performance on an IFRS basis beginning on page 17 of the MD&A followed by a discussion of non-IFRS measures. Included in non-IFRS measures is commercial property net operating income, funds from operations, and adjusted funds from operations on a total and per-unit basis. Commercial property net operating income, funds from operations and adjusted funds from operations do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. We define commercial property net operating income as income from commercial property operations after direct property operating expenses, including property administration costs that have been deducted but prior to deducting interest expense, general and administrative expenses, and fair value gains (losses). We define funds from operations as net income prior to transaction costs, fair value gains (losses), and certain other non-cash items. Adjusted funds from operations is defined by us as funds from operations net of normalized second-generation leasing commissions and tenant improvements, normalized sustaining capital expenditures, and straight-line rental income.

5.	You disclose that funds from operations is a widely used measure in analyzing the performance of real estate. Please expand your disclosure in future filings to explain whether your FFO measure is economically similar to NAREIT’s FFO measure. Address the potential differences resulting from using IFRS versus US GAAP; explain whether you believe that these are not material and/or have been removed by the adjustments.

Response

The Trust proposes to include the following disclosure in future filings, beginning with the Trust’s interim report for the quarter ended June 30, 2013, to explain why its FFO measure is economically similar to NAREIT’s FFO measure and to identify potential differences resulting from using IFRS versus US GAAP:

Our definition of funds from operations or “FFO” includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO including the exclusion of gains (or losses) from the sale of real estate property and the add back of any depreciation and amortization related to real estate assets. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS. These additional adjustments result in an FFO measure that would be similar to that which would result if the Trust determined net income in accordance with U.S. GAAP and is also consistent with the Real Property Association of Canada (“REALPAC”) white paper on funds from operations for IFRS issued November 2012. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income and fair value gains (or losses), which does not have a significant impact on the FFO measure reported.

Financial Highlights, page 5

6.	You disclose total equity and total equity per unit and label them as non-IFRS measures. Please clarify why these are non-IFRS measures. In this regard, it appears that total equity represents total equity as calculated and presented under IFRS; please clarify. We may have further comment.

Response

The Trust acknowledges the Staff’s comments and in future filings, beginning with the Trust’s interim report for the quarter ended June 30, 2013, the Trust will remove the note reference as we agree that this is a measure calculated in accordance with IFRS.

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Cost of Capital, page 16

7.	We note your calculation of total cost of capital assumes a long-term 9.0% return on equity. Please tell us, and disclose in future filings, the factors you considered in determining that this assumed rate is appropriate.

Response

The Trust advises the Staff that the factors it considered in determining the long-term 9.0% return on equity included a review of various financial models (i.e. dividend growth model, capital asset pricing model) and an examination of market returns. Based on the calculations of the financial models, markets returns and historic returns achieved by the Trust, management believes that the long-term 9.0% return is an appropriate benchmark. In future filings, beginning with the Trust’s interim report for the quarter ended June 30, 2013, the Trust will disclose that these factors were considered in determining the long-term return on equity and why such factors were appropriate.

Operating Results, page 17

8.	Please reconcile commercial property net operating income to IFRS net income in future filings.

Response

The Trust respectfully advises the Staff that it believes a reconciliation of commercial property net operating income (“NOI”) to IFRS net income is not required as the detailed components of NOI (included in the table at the bottom of page 17 in the MD&A) ties directly to the IFRS statement of income (as set forth at the top of page 17 in the MD&A). To provide sufficient clarity to unitholders, the Trust will insert a subtotal within the table at the top of page 17 in the MD&A which will reconcile to NOI and provide a reference to that specific table within the NOI discussion.

9.	We note your average in-place net rent throughout the portfolio was less than the average market net rent. Please tell us the reasons for having below market net rent rates and any known impacts or ramifications on your operating results going forward; also discuss your expectations for the future. We may have further comment.

Response

The fact that our average in-place net rent is lower than the market net rent is reflective of the fact that a portion of our leases were executed at a point in time wherein market rents were lower. In a market of increasing rents, this below-market gap provides a growth opportunity for the Trust as we replace lower in-place rents with higher market rents. Accordingly, we anticipate steady growth in our net operating income as the two rates converge over time.

Fair Value Gains, page 19

10.	We note that fair value gains represent a significant portion of your net income. Please expand disclosures to provide readers an understanding of the impact of fair value accounting on your financial statements and the potential variability on future periods based on changes in the various assumptions utilized within your fair value techniques. In addition, we note the increase in the current year in fair value gains resulted from changes in terminal capitalization rates and discount rates resulting from improved market conditions and recent market activities. Please tell us and expand your disclosure in future filings to discuss these events in more detail; address the underlying reasons for the changes.
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Response

The Trust acknowledges the Staff comments and in the notes accompanying the financial statements included in the Trust’s interim report for the period ended March 31, 2013, the Trust included several key assumptions and their ranges including discount rate, terminal capitalization rate and hold period (maximum, minimum, weighted average) by region and the fair value sensitivity of a 100 basis-point decrease in these rates. In future filings the Trust will continue to include comparable disclosure.

In our discussion of fair value gains on page 19 of the Annual Report, we note the increase resulted from changes in terminal capitalization rates and discount rates resulting from improved market conditions and recent market activities. Specifically, during 2012 there were several executed sales that occurred relating to office assets of similar size and quality to those of the Trust in the markets in which the Trust operates providing evidence of improved market conditions. As a result, we changed the assumptions applied. In future filings the Trust will include a discussion of such events in more detail addressing the underlying reasons for the changes.

Reconciliation of Funds From Operations to Adjusted Funds From Operations, page 20

11.	We note that normalized activities are used in calculating adjusted funds from operations and they are estimated based on historical spend levels as well as anticipated spend levels over the next few years. Thus, these adjustments do not appear to be based on amounts from your IFRS financial statements. Please additionally clarify the following; we may have further comment.

	•	Tell us how the adjustments were calculated; specify the period/s of historical activity you include as well as how you incorporate anticipated spend levels into the calculations.

	•	Tell us the purpose of presenting such a measure. Since you have adjusted a historical earnings/performance measure for non-cash items and investing cash outflows, it appears that you may be trying to present the historical amount of cash available for distribution; however, it appears that you have excluded certain other cash outflows (e.g., leasing commissions and tenant improvements related to new tenants, scheduled principal payments, etc.) and that your adjustments are forward-looking rather than solely historical based. As a result, we are unclear as to the usefulness of this disclosure including the distribution ratio; please explain.

Response

•	The normalized activities used in calculating our adjusted funds from operations (“AFFO”) are estimated based on historical spend levels as well as anticipated spend levels over the next few years. We determine the amount by taking the average of: expenditures incurred over a period spanning five years prior and anticipated expenditures over a period spanning ten years forward (the planning period for which estimates are determined at the individual property and tenant level). The Trust considers the planning period of ten years forward as most representative of current estimates and revisits these assumptions and calculations on an annual basis.

•	AFFO is a measure widely used in the Canadian real estate industry, particularly among real estate investment trusts (“REITs”) and the Trust operates as such. Although there is no common definition of AFFO, the adjustments to FFO made by the Trust are typical of those adjustments made by the Trust’s peer group within the Canadian REIT marketplace, including the exclusion of scheduled principal repayments. Specifically, it is industry practice within Canada to calculate AFFO by adjusting FFO for sustaining capital expenditures to maintain the quality of the REIT’s underlying assets and also to adjust for straight-line rent and leasing costs which is consistent with how the Trust calculates AFFO. “Second-generation” leasing commissions and tenant improvements includes both new and renewal tenants for all of our properties with the exception of Bay Adelaide Centre West Tower that is considered “first-generation” since it was a new development completed in 2009 and associated leasing costs may not be representative of our normal spend.
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•	Management is of the view that AFFO is an effective measure of the cash generated from operations, after providing for operating capital requirements which are referred to as “sustaining capital expenditures”. The Trust’s calculation of AFFO as well as the distribution ratio allows unitholders to compare the Trust to other peers within the industry in which the Trust operates. Management is also of the view that AFFO is a more relevant measure of residual cash flow than FFO and a better predictor of the Trust’s ability to pay distributions.

Credit Risk, page 23

12.	We note your disclosure on page 23 with respect to your top 20 largest tenants by leasable area. In future Exchange Act reports, please revise, here or elsewhere, as applicable, to clarify and describe how you monitor tenant credit quality and identify any material changes in credit quality.

Response

The Trust directs special attention to the credit quality of our tenants in order to ensure the long-term sustainability of rental revenues through economic cycles. Prior to signing leases, the Trust reviews the credit ratings of tenants and performs rigorous credit checks. Once a lease has been signed, the Trust proactively monitors the financial performance of significant tenants on a regular basis and regularly reviews the status of arrears. The Trust regularly monitors indicators of increased risk within its tenant portfolio and maintains a formalized tenant watch list. Should we have concerns about the credit quality of a tenant, we may require letters of credit from that tenant. In future filings, beginning with the interim report for the quarter ended June 30, 2013, the Trust will add disclosure consistent with the above of our process to monitor tenant credit quality and identify material changes in credit quality.

Lease Rollover Risk, page 23

13.	We note your disclosure on pages 18 and 19. In future Exchange Act reports, please revise, here or elsewhere, as applicable, to include a more detailed discussion of leasing activity during the reporting period and provide a roll forward of beginning of year vacant space to end of year vacant space with disclosure of new space that became vacant during the period and all space filled during the period, including new and renewed leases. In addition, please disclose leasing costs, such as tenant improvements and leasing commissions for both new leases and renewals on a per square foot basis. With respect to new and renewed leases, please provide quantitative disclosure comparing the average base rent per square foot on expiring leases with rates on new and renewed leases.

Response

The Trust acknowledges the Staff comments and has prepared the following responses to the leasing specific questions detailed above:

•	Leasing activity during the reporting period: In future filings, beginning with the Trust’s interim report for the quarter ended June 30, 2013, the Trust will provide a more detailed discussion of leasing activity during the reporting period within this section of the MD&A.

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•	Vacancy space reconciliation: The Trust believes that the information found in the table on page 19 of the MD&A can be used to determine the leasing activities and vacancies during the reporting period. To provide further transparency to our investors, the Trust will disclose leasing activity broken down by new and renewal in future filings, beginning with the Trust’s interim report for the quarter ended June 30, 2013.

•	Per square foot information for leasing costs: In future filings, beginning with the Trust’s interim report for the quarter ended June 30, 2013, the Trust will disclose leasing costs for both new leases and renewals on a per square foot basis.

•	Per square foot rental rates for new and renewed leases: In future filings, beginning with the Trust’s interim report for the quarter ended June 30, 2013, the Trust will disclose the average net rent per square foot on new and renewed leases.

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The Trust, in response to the request contained in the Comment Letter, herby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please call the undersigned at (212) 417-7166.

Very truly yours,

“Bryan K. Davis”

Bryan K. Davis

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